SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                                (Amendment No.2)*

                                 Six Flags, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    83001P109
                                 (CUSIP Number)

                                 March 29, 2006
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:

     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





                              (Page 1 of 9 Pages)
---------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  83001P109                      13G             Page 2 of 9 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                              DIACO INVESTMENTS, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                           Delaware
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                              -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                              6,821,200
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                              -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                              6,821,200
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                              6,821,200
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                              7.3%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                              PN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  83001P109                      13G             Page 3 of 9 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                              SIGET, L.L.C.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                           Delaware
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                              -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                              6,821,200
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                              -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                              6,821,200
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                              6,821,200
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                              7.3%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                              OO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  83001P109                      13G             Page 4 of 9 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                              SIMON GLICK
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                           United States of America
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                              -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                              6,821,200
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                              -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                              6,821,200
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                              6,821,200
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                              7.3%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                              IN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  83001P109                      13G             Page 5 of 9 Pages

     This Amendment No. 2 (this "Amendment") amends and restates in its entirety the statement on Schedule 13G filed on March 30, 2006, as amended with respect to shares of common stock (the "Common Stock") of Six Flags, Inc. (the "Company"). This Amendment is filed to correct an inadvertent error in the number of shares held by the Reporting Persons (as defined below).

Item 1(a).     Name of Issuer:

     The name of the issuer is Six Flags, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

     The Company's principal executive office is located at 1150 Northeast Expressway, Oklahoma City, Oklahoma 73131.

Item 2(a).     Name of Person Filing:

     This statement is filed by:

            (i) Diaco Investments, L.P., a Delaware limited partnership ("Diaco"), with respect to shares of Common Stock (as defined in Item 2(d) below) directly held by it;

            (ii) Siget, L.L.C., a Delaware limited liability company (the "General Partner"), which serves as the general partner of Diaco, with respect to shares of Common Stock directly held by Diaco; and

            (iii) Simon Glick ("Mr. Glick"), who serves as the managing member of the General Partner with respect to shares of Common Stock directly held by Diaco.

     Diaco, the General Partner and Mr. Glick are hereinafter collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. Seymour Pluchenik served as a managing member of the General Partner with Mr. Glick during the period when certain of the transactions in the shares of Common Stock were executed. As of February 21, 2006, however, Mr. Pluchenik is no longer a managing member of the General Partner.

CUSIP No.  83001P109                      13G             Page 6 of 9 Pages

Item 2(b).     Address of Principal Business Office or, if None, Residence:

     The address of the business office of each of the Reporting Persons is 1271 Avenue of the Americas, 48th Floor, New York, NY 10020.

Item 2(c).     Citizenship:

     Diaco and the General Partner are organized under the laws of the State of Delaware. Mr. Glick is a citizen of the United States of America.

Item 2(d).     Title of Class of Securities:

     Common Stock, par value $0.025

Item 2(e).     CUSIP Number:

      83001P109

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

         (a) [ ] Broker or dealer registered under Section 15 of the Act,

         (b) [ ]   Bank as defined in Section 3(a)(6) of the Act,

         (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,

         (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

         (e) [ ]   Investment Adviser in accordance with Rule
                   13d-1(b)(1)(ii)(E),

         (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),

         (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),

         (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

         (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

         (j) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to 13d-1(c), check this box:  [x]

CUSIP No.  83001P109                      13G            Page 7 of 9 Pages

Item 4.     Ownership.

     A. Diaco Investments, L.P.
          (a) Amount beneficially owned: 6,821,200
          (b) Percent of class: 7.3%
          (c) Number of shares as to which such person has:
              (i) Sole power to vote or direct the vote: -0-
             (ii) Shared power to vote or direct the vote: 6,821,200
            (iii) Sole power to dispose or direct the disposition: -0-
             (iv) Shared power to dispose or direct the
                  disposition:  6,821,200

     B. Siget, L.L.C.
          (a) Amount beneficially owned: 6,821,200
          (b) Percent of class: 7.3%
          (c) Number of shares as to which such person has:
              (i) Sole power to vote or direct the vote: -0-
             (ii) Shared power to vote or direct the vote: 6,821,200
            (iii) Sole power to dispose or direct the disposition: -0-
             (iv) Shared power to dispose or direct the
                  disposition:  6,821,200

     C. Simon Glick, L.L.C.
          (a) Amount beneficially owned: 6,821,200
          (b) Percent of class: 7.3%
          (c) Number of shares as to which such person has:
              (i) Sole power to vote or direct the vote: -0-
             (ii) Shared power to vote or direct the vote: 6,821,200
            (iii) Sole power to dispose or direct the disposition: -0-
             (iv) Shared power to dispose or direct the
                  disposition:  6,821,200

CUSIP No.  83001P109                      13G            Page 8 of 9 Pages

Item 5.     Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8.     Identification and Classification of Members of the Group.

     See Item 2.

Item 9.     Notice of Dissolution of Group.

     Not applicable.

CUSIP No.  83001P109                      13G            Page 9 of 9 Pages

Item 10.    Certification.

     Each of the Reporting Persons hereby makes the following certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:  March 30, 2006



                                     By: /s/ Simon Glick
                                         ---------------------------
                                         Simon Glick, individually and as
                                         managing member of Siget, L.L.C., for
                                         itself and as the general partner of
                                         Diaco Investments, L.P.